

chareau

CALIFORNIA ALOE LIQUEUR

February 15, 2017

Re: Charron Favreau 2017 Convertible Note Financing

Investors and Friends,

Charron Favreau is off to an excellent start in 2017 with distribution now in 16 states and continued growth year over year. We are on the path to becoming a bar staple, as over 90% of sales have been to bars and restaurants with over 70% of accounts having repeat orders. Now that we have established a solid foundation in the bar community and garnered press from multiple major magazines, networks, and influencer blogs, we are ready to bring Chareau to the home consumer through retail sales.

To continue our growth, we are now launching our 2017 $1 million Common round, starting with up to $500,000 of Charron Favreau L.L.C. 2017 6% Convertible Notes (the "**Notes**"). This financing beginning with our Notes and eventually our Common Units will be undertaken in part through WeFunder.com, pursuant to the United States Securities Exchange Commission's (SEC's) Regulation Crowdfunding that was adopted as part of the JOBS Act. The Notes will automatically convert into our Common Units when we hit our $1 million minimum investment at a 20% discount to the price paid by new purchasers in the round, and the conversion will be subject to a $5 million valuation cap. The complete terms are attached in the Term Sheet and the Note Purchase Agreement. For all interested investors we are finalizing and will provide you with our 2017 Confidential Offering Materials prepared in accordance with and required to be filed by any issuer offering or selling securities in reliance on the exemption in Securities Act Section 4(a)(6) and in accordance with Section 4A and Regulation Crowdfunding (§ 227.100 et seq.). ("**Offering Materials**").

All of our current investors are offered the pro rata right to participate in both the bridge debt and the full round. We will be sending to all investors their pro rata number that allows an investor to maintain their existing percentage ownership.

In the full Common round of financing we are seeking up to $1 million (including the Note investments) at a $7 million pre-money valuation. The funds will be used to support the national sales roll out and marketing of our Chareau® brand California Aloe Liqueur. We are also using funds for our office facilities, and to build inventory. Our full business plan and use of proceeds is detailed in our 2017 Confidential Offering Materials.

To take advantage of the Note round before it is completed, please review the attached Note Term Sheet and then execute and return the attached **Note Purchase Agreement Signature Page** along with your investment funds. If you prefer to pay by wire we will forward funding instructions.

Checks should be sent along with the completed Note Purchase Agreement and Investor Suitability Questionnaire to:

Kurt Charron
4682 Calle Bollero, Unit B
Camarillo, CA 93012

Per our lawyers, this letter is not an offering of nor the solicitation of an offer to purchase securities except with respect to qualified accredited investors who have read and had the opportunity to ask questions regarding our offering materials.

Feel free to call me (818-326-5916) or email me (kurt@chareau.us) with questions. This Note offering will be terminated as soon as we raise our maximum funding of $500,000, unless extended by the Board of Directors.

Kurt Charron

SUMMARY OF CONVERTIBLE NOTE FINANCING TERMS

ISSUER:	**Charron Favreau L.L.C.** (the "*Company*")
SECURITY:	Convertible Promissory Notes (the "*Notes*")
PURCHASERS:	Qualified investors acceptable to the Company (each, a "*Purchaser*" and together, the "*Purchasers*"). Purchasers investing less than $25,000 will invest in the Notes on an aggregate basis through WeFunder as a Designated Lead Investor. WeFunder will manage the sale and Company communications with all such Purchasers. On any conversion of the Notes to equity securities, the securities will be issued in the individual names of the Purchasers and not the Designated Lead Investor, and the Company will thereafter manage communications with all such Purchasers.
PRINCIPAL AMOUNT:	Up to an aggregate of $500,000 (the "*Maximum Amount*").
INITIAL CLOSING DATE:	An initial closing for Notes in the aggregate principal amount of **a minimum of $200,000** shall occur on or about **March 1, 2017**.
SUBSEQUENT CLOSINGS:	Subsequent closings toward the Maximum Amount shall occur from time to time as approved by the Company's Board of Directors (the "*Board*") and the Purchasers. The Board reserves the right to extend the term or increase the size of the Note offering.
INTEREST RATE:	Six percent (6.0%) per annum simple interest on outstanding principal.
MATURITY:	Principal and interest payable thereon shall be due and payable on March 31, 2019 (the "*Maturity Date*").
PREPAYMENT:	The Company may prepay the outstanding principal or interest only with the written consent of 75% of the then outstanding Notes.
AUTOMATIC CONVERSION:	In the event the Company issues and sells shares or units, as the case may be, of its equity securities ("**Shares**") to investors (the "*Investors*") on or before the Maturity Date in an equity financing with total proceeds to the Company of not less than $1,000,000 (including the conversion of the Notes or other debt) (a "*Qualified Financing*"), then the outstanding principal amount of the Notes and all accrued and unpaid interest on the Notes shall automatically convert into fully paid and nonassessable Shares of the equity securities sold and issued at the Conversion Price (the "*Conversion Shares*"). The Conversion Shares shall have, in all respects, identical rights, privileges, preferences and restrictions as the Shares of the equity securities issued in such Qualified Financing not upon conversion of the Notes. The total combined number of Conversion Shares to be issued upon automatic conversion pursuant to this Section 3(a) shall equal (x) the

outstanding principal amount of this Note and all accrued and unpaid interest on this Note, *divided by* (y) the Conversion Price. The "*Conversion Price*" shall mean the price per Share equal to the lesser of (i) eighty percent (80%) of the price per Share paid by the other purchasers of the Shares in the Qualified Financing and (ii) the Qualified Financing Cap. The "*Qualified Financing Cap*" shall mean the price per Share equal to the price per Share obtained by dividing (x) $5,000,000 by (y) the sum of (A) the total number of outstanding Company equity securities immediately prior to the initial closing of the Qualified Financing on a fully-diluted basis (treating for this purpose all Company equity securities issuable upon exercise or conversion of outstanding options, warrants or convertible securities as if exercised or converted, but excluding for this purpose the conversion of the Notes)("*Fully Diluted*") and (B) Company equity securities reserved, but neither issued nor the subject of outstanding awards, under any equity incentive or similar plan of the Company (including any equity securities added to such plan in connection with any Qualified Financing).

CHANGE OF CONTROL TRANSACTION:

If a Change of Control (as defined below) is consummated prior to (i) the Maturity Date or (ii) the consummation of the Qualified Financing, a sum equal to two times (2x) the principal amount then outstanding on the Notes and the unpaid accrued interest on the Notes, shall automatically be due and payable. Immediately prior to a Change of Control, and in lieu of such (2x) automatic repayment obligation, each Holder shall be granted the option to convert the outstanding principal amount of the Notes and all accrued and unpaid interest on the Notes into fully paid and nonassessable Company equity securities at price per share determined by dividing $5,000,000 by the total number of outstanding Shares of the Company's equity securities immediately prior to the initial closing of the Change of Control on a Fully-Diluted basis. A "*Change of Control*" shall mean a sale, lease, exchange, exclusive license, transfer or other disposition of all or substantially all of the property, assets or business of the Company, or a merger or consolidation with or into any other corporation or other business transaction or series of transactions as a result of which equity security holders of the Company immediately prior to the transaction would hold less than a majority of the voting interests of the Company (or successor) after the transaction; <u>provided</u> that a Change of Control shall not include (i) any transaction or series of related transactions principally for bona fide equity financing purposes (including, but not limited to, the Qualified Financing) in which cash is received by the Company or any successor or indebtedness of the Company is cancelled or converted or a combination thereof occurs or (ii) a merger of the Company effected exclusively for the purpose of changing the domicile of the Company.

MATURITY CONVERSION:

If the outstanding principal amount of the Notes and all accrued and unpaid interest on the Notes shall not have been converted or repaid on or prior to the Maturity Date (as originally established or extended prior to Maturity), then the entire outstanding principal amount of this Note and all accrued and unpaid interest on this Note shall be converted on the Maturity Date into fully paid and nonassessable Shares of the Company's common equity securities at a price per share equal to the Maturity Conversion Price. *"**Maturity Conversion Price**"* shall mean the price per Share obtained by dividing (x) $3,500,000 by (y) the sum of (A) the total number of outstanding equity securities of the Company's as of the Maturity Date on a Fully Diluted basis and (B) the number of equity securities of the Company reserved, but neither issued nor the subject of outstanding awards, under any equity incentive or similar plan of the Company.

SECURITY AND SUBORDINATION	The Notes are unsecured and subordinate in right of payment to lender debt, including current Unit Holder debt. The Company has a $100,000 SBA loan through Live Oak Bank at 7.99% for 10 years that initiated in November of 2016, with a first payment on the note made in 2017. Current Unit holder debt is approximately $120,000, matures in 2017, and is extendable at the option of the Company until after the time of conversion of the Notes. The Company expects to repay the Unit Holder debt in 2017.
PURCHASE AGREEMENT:	The Notes will be issued pursuant to a Note Purchase Agreement reasonably acceptable to Company and Purchasers, with representations, warranties and conditions customary for note financings of this type. Any provision of the Note Purchase Agreement and the Notes may be amended, waived or modified upon the written consent of Company and Purchasers then holding Notes with the aggregate principal amount in excess of 50% of the aggregate principal amounts of all then outstanding *(*a "Majority-in-Interest of the Notes"), provided that any pre-payment of the Notes shall require the consent of Purchasers then holding Notes with the aggregate principal amount in excess of 75% of the aggregate principal amounts of all then outstanding.
PURCHASE TERMS:	The proposed terms of the Shares to be offered in the Common round are set forth in the Charron Favreau L.L.C. 2017 Confidential Offering Materials ("**Offering Materials**"). Investors will convert on terms no less favorable to the Investors than set forth in the Offering Materials, and will benefit from any improved terms as negotiated by a lead investor. Investors will become parties to the FOURTH AMENDED AND RESTATED LIMITED LIABILITY COMPANY AGREEMENT OF CHARRON FAVREAU L.L.C. (the "**LLC Agreement**"), and on admission will be Members thereof. The terms of the LLC Agreement are summarized in the Offering Materials. Investors who invest less than $25,000 through our WeFunder offering will have no direct voting rights, while accredited investors who have invested over $25,000 will have full direct voting rights following conversion.
EXPENSES:	The Company and each Purchaser shall each bear its respective expenses and legal fees incurred with respect to the transactions contemplated herein.

This term sheet is non-binding and is intended solely as a summary of the terms that are currently proposed by the parties. The parties acknowledge that they neither intend to enter, nor have they entered, into any agreement to negotiate a definitive agreement pursuant to this term sheet, and either party may, at any time prior to execution of such definitive agreement, propose different terms from those summarized herein or unilaterally terminate all negotiations pursuant to this term sheet without any liability whatsoever to the other party.

IN WITNESS WHEREOF, the parties have executed this agreement as of _____[EFFECTIVE DATE]_____.

COMPANY:

Charron Favreau L.L.C.
_____

Founder Signature
_____

Name: Kurt Charron
           _____

Title: CEO
           _____

Read and Approved (For IRA Use Only):

INVESTOR:

_____

By: _____   By: *Investor Signature*
                                                              _____

                                              Name: [INVESTOR NAME]
                                                               _____

                                              Title: [INVESTOR TITLE]
                                                               _____

The Investor is an "accredited investor" as that term is defined in Regulation D promulgated by the Securities and Exchange Commission under the Securities Act. The Investor is a resident of the state set forth herein.

Please indicate Yes or No by checking the appropriate box:

[   ] Accredited

[   ] Not Accredited

CHARRON FAVREAU L.L.C.



chareau

CALIFORNIA ALOE LIQUEUR

NOTE PURCHASE AGREEMENT

CHARRON FAVREAU
NOTE PURCHASE AGREEMENT

2017 6.0% CONVERTIBLE PROMISSORY NOTES

This NOTE PURCHASE AGREEMENT, dated as of [EFFECTIVE DATE], , (this "**Agreement**") is entered into by and among CHARRON FAVREAU L.L.C., a California limited liability company ("**Company**"), and the persons and entities listed on the Investors Schedule (the "**Investors Schedule**") attached hereto as Schedule I (each a "**Investor**", and collectively, the "**Investors**").

RECITALS

(i)   On the terms and subject to the conditions set forth herein, each Investor is willing to purchase from Company, and Company is willing to sell to such Investor, a convertible promissory note in the principal amount set forth opposite such Investor's name on the Investors Schedule.

(ii)   Each Investor executing this Agreement has been provided with the materials listed on the Disclosure Schedule attached hereto as Schedule II (the "**Disclosure Materials**").

(iii).   Capitalized terms not otherwise defined herein shall have the meaning set forth in the form of Note (as defined below) attached hereto as Exhibit A.

AGREEMENT

NOW THEREFORE, in consideration of the foregoing, and the representations, warranties, and conditions set forth below, the parties hereto, intending to be legally bound, hereby agree as follows:

1.   **The Notes**.

(a) *Issuance of Notes.* At the Closing (as defined below), Company agrees to issue and sell to each of the Investors, and, subject to all of the terms and conditions hereof, each of the Investors agrees to purchase a 2017 6.0% Convertible Promissory Note in the form of Exhibit A hereto (each, a "**Note**", and collectively, the "**Notes**") in the principal amount set forth opposite the respective Investor's name on Schedule I hereto. The obligations of the Investors to purchase Notes are several and not joint.

(b) In consideration for the purchase by the Investors of the Notes and the automatic conversion features thereof, the Notes will be convertible at a discount in the next round of Company equity financing in accordance with the terms of the Note. This Agreement together with the Notes are collectively referred to herein as the "**Transaction Documents**."

(c) *Delivery.* The sale and purchase of the Notes may take place at one or multiple closings (each, a "**Closing**") to be held at such place and time as Company and the Investors may determine (the "**Closing Date**"). At the Closing, Company will deliver to each of the Investors the respective Note to be purchased at such time by such Investor, against receipt by Company of the corresponding purchase price set forth on Schedule I hereto (the "**Purchase Price**"). Each of the Notes will be registered in such Investor's name in Company's records.

(d) *Use of Proceeds.* The proceeds of the sale and issuance of the Notes shall be used for the purposes as described in the Disclosure Materials.

(e) *Payments*. The Company will make all cash payments due under the Notes in immediately available funds by 11:00 A.M. pacific time on the date such payment is due in the manner and at the address for such purpose specified below each Investor's name on Schedule I hereto, or at such other address as a Investor or other registered holder of a Note may from time to time direct in writing.

2. **Representations and Warranties of Company**. Company represents and warrants to each Investor that:

(a) *Due Incorporation, Qualification, etc.* The Company (i) is a limited liability company duly organized, validly existing and in good standing under the laws of its state of formation; (ii) has the power and authority to own, lease and operate its properties and carry on its business as now conducted; and (iii) is duly qualified, licensed to do business and in good standing as a foreign business entity in each jurisdiction where the failure to be so qualified or licensed could reasonably be expected to have a Material Adverse Effect.

(b) *Authority*. The execution, delivery and performance by Company of each Transaction Document to be executed by Company and the consummation of the transactions contemplated thereby (i) are within the power of Company and (ii) have been duly authorized by all necessary actions on the part of Company.

(c) *Enforceability*. Each Transaction Document executed, or to be executed, by Company has been, or will be, duly executed and delivered by Company and constitutes, or will constitute, a legal, valid and binding obligation of Company, enforceable against Company in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

(d) *Non-Contravention*. The execution and delivery by Company of the Transaction Documents executed by Company and the performance and consummation of the transactions contemplated thereby do not and will not (i) violate the Limited Liability Company of the Company or any material judgment, order, writ, decree, statute, rule or regulation applicable to Company; (ii) violate any provision of, or result in the breach or the acceleration of, or entitle any other Person to accelerate (whether after the giving of notice or lapse of time or both), any material mortgage, indenture, agreement, instrument or contract to which Company is a party or by which it is bound; or (iii) result in the creation or imposition of any Lien upon any property, asset or revenue of Company or the suspension, revocation, impairment, forfeiture, or nonrenewal of any material permit, license, authorization or approval applicable to Company, its business or operations, or any of its assets or properties.

(e) *Approvals*. No consent, approval, order or authorization of, or registration, declaration or filing with, any governmental authority or other Person (including, without limitation, the shareholders of any Person) is required in connection with the execution and delivery of the Transaction Documents executed by Company and the performance and consummation of the transactions contemplated thereby.

(f) *No Violation or Default*. The Company is not in violation of or in default with respect to (i) its Limited Liability Company Agreement or any material judgment, order, writ, decree, statute, rule or regulation applicable to such Person; or (ii) any material mortgage, indenture, agreement, instrument or contract to which such Person is a party or by which it is bound (nor is there any waiver in effect which, if not in effect, would result in such a violation or default), where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a Material Adverse Effect.

(g) *Litigation.* No actions (including, without limitation, derivative actions), suits, proceedings or investigations are pending or, to the knowledge of Company, threatened against the Company at law or in equity in any court or before any other governmental authority which if adversely determined (i) would (alone or in the aggregate) have a Material Adverse Effect or (ii) seeks to enjoin, either directly or indirectly, the execution, delivery or performance by Company of the Transaction Documents or the transactions contemplated thereby.

(h) *Title.* The Company owns and has good and marketable title in fee simple absolute to, or a valid leasehold interest in, all its real properties and good title to its other respective assets and properties as reflected in the most recent Financial Statements delivered to Investors (except those assets and properties disposed of in the ordinary course of business since the date of such Financial Statements) and all respective assets and properties acquired by Company and Company's Subsidiaries since such date (except those disposed of in the ordinary course of business). Such assets and properties are subject to no Lien, except for Permitted Liens.

(i) *Intellectual Property.* To the best of its knowledge, the Company owns or possesses sufficient legal rights to all patents, trademarks, service marks, trade names, copyrights, trade secrets, licenses, information, processes and other intellectual property rights necessary for its business as now conducted and as proposed to be conducted without any conflict with, or infringement of the rights of, others.

(j) *Financial Statements.* The Financial Statements of Company which have been delivered to the Investors as part of the Disclosure Materials, (i) are in accordance with the books and records of Company, which have been maintained in accordance with good business practice; (ii) have been prepared in conformity with GAAP; and (iii) fairly present the consolidated financial position of Company as of the dates presented therein and the results of operations, changes in financial positions or cash flows, as the case may be, for the periods presented therein.

(k) *Equity Securities.* The Company's total authorized and issued capitalization is as set forth in the Disclosure Materials as of the dates stated therein. The equity securities ("**Equity Securities**") of Company have the respective rights, preferences and privileges set forth in Company's Limited Liability Company Agreement in effect on the date hereof. All of the outstanding Equity Securities of the Company have been duly authorized and are validly issued, fully paid and nonassessable. Except as expressly referenced herein or in the Disclosure Materials, there are as of the date of this Agreement no options, warrants or rights to purchase Equity Securities of the Company authorized, issued or outstanding, nor is Company obligated in any other manner to issue shares of its Equity Securities. Except as expressly referenced herein or in the Disclosure Materials, No Person has the right to demand or other rights to cause Company to file any registration statement under the Securities Act of 1933, as amended (the "Securities Act"), relating to any Equity Securities of Company presently outstanding or that may be subsequently issued, or any right to participate in any such registration statement.

(l) *No Material Adverse Effect.* No event has occurred and no condition exists which could reasonably be expected to have a Material Adverse Effect since December 31, 2015.

(m) *Accuracy of Information Furnished.* None of the Transaction Documents and none of the other certificates, statements or information furnished to Investors by or on behalf of Company in connection with the Transaction Documents or the transactions contemplated thereby, including the Disclosure Materials, contains or will contain any untrue statement of a material fact or omits or will omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

3. **Representations and Warranties of Investors**. Each Investor, for that Investor alone, represents and warrants to Company upon the acquisition of the Note as follows:

(a) *Binding Obligation*. Such Investor has full legal capacity, power and authority to execute and deliver this Agreement and to perform its obligations hereunder. Each of this Agreement and the Note issued to such Investor is a valid and binding obligation of the Investor, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

(b) *Securities Law Compliance*. Such Investor has been advised that the Notes and the underlying securities have not been registered under the Securities Act, or any state securities laws and, therefore, cannot be resold unless they are registered under the Securities Act and applicable state securities laws or unless an exemption from such registration requirements is available. Such Investor is aware that Company is under no obligation to effect any such registration with respect to the Notes or the underlying securities or to file for or comply with any exemption from registration. Such Investor has not been formed solely for the purpose of making this investment and is purchasing the Notes to be acquired by such Investor hereunder for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof. Such Investor has such knowledge and experience in financial and business matters that such Investor is capable of evaluating the merits and risks of such investment, is able to incur a complete loss of such investment and is able to bear the economic risk of such investment for an indefinite period of time. Such Investor is an accredited investor as such term is defined in Rule 501 of Regulation D under the Securities Act.

(c) *Access to Information*. Such Investor acknowledges that Company has given such Investor the Disclosure materials, access to the corporate records and accounts of Company, and access to all information in its possession relating to Company, has made its officers and representatives available for interview by such Investor, and has furnished such Investor with all documents and other information required for such Investor to make an informed decision with respect to the purchase of the Notes.

4. **Conditions to Closing of the Investors**. Each Investor's obligations at the Closing are subject to the fulfillment, on or prior to the Closing Date, of all of the following conditions, any of which may be waived in whole or in part by all of the Investors:

(a) *Representations and Warranties*. The representations and warranties made by Company in Section 2 hereof shall have been true and correct when made, and shall be true and correct on the Closing Date.

(b) *Governmental Approvals and Filings*. Except for any notices required or permitted to be filed after the Closing Date with certain federal and state securities commissions, Company shall have obtained all governmental approvals required in connection with the lawful sale and issuance of the Notes.

(c) *Legal Requirements.* At the Closing, the sale and issuance by Company, and the purchase by the Investors, of the Notes shall be legally permitted by all laws and regulations to which the Investors or Company are subject.

(d) *Proceedings and Documents.* All corporate and other proceedings in connection with the transactions contemplated at the Closing and all documents and instruments incident to such transactions shall be reasonably satisfactory in substance and form to the Investors.

(e) *Transaction Documents.* Company shall have duly executed and delivered to the Investors the following documents:

(i) This Agreement; and

(ii) Each Note issued hereunder.

(f) *Corporate Documents.* Company shall have delivered to each Investor who has requested the same each of the following:

(i) The Limited Liability Company Agreement of the Company, certified as of a recent date prior to the Closing Date by the Secretary of State of the state of the Company's formation, as in effect on the Closing Date;

(ii) A Certificate of existence or good standing as to Company, certified as of a recent date prior to the Closing Date by the Secretary of the state of the Company's formation;

(iii) A certificate of the Secretary of Company, dated the Closing Date, certifying (a) that the Limited Liability Company Agreement of the Company delivered to Investors are in full force and effect and have not been amended, supplemented, revoked or repealed since the date of such certification; (b) the Bylaws of Company delivered to Investors are in effect on the Closing Date; (c) that resolutions which authorize the execution, delivery and performance by Company of this Note Purchase Agreement and the Notes, and the consummation of the transactions contemplated hereby and thereby were duly adopted by the Board of Directors of Company; and (d) that there are no proceedings for the dissolution or liquidation of Company (commenced or threatened); and

(iv) A certificate of the Secretary of Company, dated the Closing Date, certifying the incumbency, signatures and authority of the officers of Company authorized to execute and deliver this Note Purchase Agreement and the Notes on behalf of Company and perform the Company's obligations thereunder on behalf of Company.

5. **Conditions to Obligations of Company**. Company's obligation to issue and sell the Notes at the Closing is subject to the fulfillment, on or prior to the Closing Date, of the following conditions, any of which may be waived in whole or in part by Company:

(a) *Representations and Warranties.* The representations and warranties made by the Investors in Section 3 hereof shall be true and correct when made, and shall be true and correct on the Closing Date.

(b) *Governmental Approvals and Filings*. Except for any notices required or permitted to be filed after the Closing Date with certain federal and state securities commissions, Company shall have obtained all governmental approvals required in connection with the lawful sale and issuance of the Notes.

(c) *Legal Requirements*. At the Closing, the sale and issuance by Company, and the purchase by the Investors, of the Notes shall be legally permitted by all laws and regulations to which the Investors or Company are subject.

(d) *Purchase Price*. Each Investor shall have delivered to Company the Purchase Price in respect of the Note being purchased by such Investor referenced in Section 1(b) hereof.

6. **Miscellaneous**.

(a) *Waivers and Amendments*. Any provision of this Agreement may be amended, waived or modified only upon the written consent of Company and Investors of a Majority in Interest.

(b) *Governing Law*. This Agreement and all actions arising out of or in connection with this Agreement shall be governed by and construed in accordance with the laws of the State of Nevada, without regard to the conflicts of law provisions of the State of Nevada or of any other state.

(c) *Survival*. The representations, warranties, covenants and agreements made herein shall survive the execution and delivery of this Agreement.

(d) *Successors and Assigns*. Subject to the restrictions on transfer described in Sections 6(e) and 6(f) below, the rights and obligations of Company and the Investors of the Notes shall be binding upon and benefit the successors, assigns, heirs, administrators and transferees of the parties.

(e) *Registration, Transfer and Replacement of the Notes*. The Notes issuable under this Agreement shall be registered notes. Company will keep, at its principal executive office, books for the registration and registration of transfer of the Notes. Prior to presentation of any Note for registration of transfer, Company shall treat the Person in whose name such Note is registered as the owner and holder of such Note for all purposes whatsoever, whether or not such Note shall be overdue, and the Company shall not be affected by notice to the contrary. Subject to any restrictions on or conditions to transfer set forth in any Note, the holder of any Note, at its option, may in person or by duly authorized attorney surrender the same for exchange at Company's chief executive office, and promptly thereafter and at Company's expense, except as provided below, receive in exchange therefor one or more new Note(s), each in the principal requested by such holder, dated the date to which interest shall have been paid on the Note so surrendered or, if no interest shall have yet been so paid, dated the date of the Note so surrendered and registered in the name of such Person or Persons as shall have been designated in writing by such holder or its attorney for the same principal amount as the then unpaid principal amount of the Note so surrendered. Upon receipt by Company of evidence reasonably satisfactory to it of the ownership of and the loss, theft, destruction or mutilation of any Note and (a) in the case of loss, theft or destruction, of indemnity reasonably satisfactory to it; or (b) in the case of mutilation, upon surrender thereof, the Company, at its expense, will execute and deliver in lieu thereof a new Note executed in the same manner as the Note being replaced, in the same principal amount as the unpaid principal amount of such Note and dated the date to which interest shall have been paid on such Note or, if no interest shall have yet been so paid, dated the date of such Note.

(f) *Assignment by Company.* The rights, interests or obligations hereunder may not be assigned, by operation of law or otherwise, in whole or in part, by Company without the prior written consent of Investors of a Majority in Interest.

(g) *Entire Agreement.* This Agreement together with the other Transaction Documents constitute and contain the entire agreement among Company and Investors and supersede any and all prior agreements, negotiations, correspondence, understandings and communications among the parties, whether written or oral, respecting the subject matter hereof;

(h) *Notices.* All notices and other communications given or made pursuant to this Agreement shall be in writing and shall be deemed effectively given upon the earlier of actual receipt or:

(a) personal delivery to the party to be notified;

(b) when sent, if sent by electronic mail or facsimile during normal business hours of the recipient, and if not sent during normal business hours, then on the recipient's next business day;

(c) five (5) days after having been sent by registered or certified mail, return receipt requested, postage prepaid; or

(d) one (1) business day after deposit with a nationally recognized overnight courier, freight prepaid, specifying next business day delivery, with written verification of receipt.

All communications shall be sent to the respective parties at their addresses as set forth on the signature page hereto as reflected in the official shareholder records of the Company, or to such e-mail address, facsimile number or address as subsequently modified by written notice given in accordance with this Subsection. If notice is given to the Company, it shall be sent to the address for notices set forth on the execution page hereof or at such other address as the Company shall have furnished to the Investor, with a copy to G. Scott Greenburg, K&L Gates LLP, 925 Fourth Avenue, Suite 2900, Seattle, Washington 98104. Each such notice or other communication shall, for all purposes of this Agreement be treated as effective or having been given when delivered if delivered personally, or, if sent by mail, at the earlier of its receipt or 72 hours after the same has been deposited in a regularly maintained receptacle for the deposit of the United States mail, addressed and mailed as aforesaid.

With respect to any notice given under or other communication in connection with this Agreement, any provision of the California Corporations Code, the Company's Limited Liability Company Agreement, and any Company notice to members and equity security holders, whether or not in connection herewith (collectively, "Notice"), the Company, its officers, representatives, and assigns, each Investor, and any other signatory to this Agreement ("Notice Party") affirmatively agrees that such Notice may be given by facsimile, by electronic mail, including notices with links to web sites and materials posted online at an Internet site or otherwise available for like online review, or by other non-physical electronic or photo optical commonly used delivery method ("Electronic Notice") to the facsimile number or email address as shown in the Company's records, as may be updated in accordance with the provisions hereof; provided, however, that such agreement is only effective with respect to a particular Investor if such Notice is sent to Investor at an electronic mail address, facsimile number, or other means of electronic contact supplied by Investor and accurately entered in the Company's records. In the case of Electronic Notice received by the Company, such Notice will not be accepted by the Company if (i) for any reason the Company's reasonable measures of verification that the sender is the person it purports to be cannot or do not allow it to verify the sender; or (ii) the Company, for any reason, is incapable of retaining, retrieving, or reviewing such message or rendering it into a clearly legible tangible form.

Each Notice Party executing this Agreement hereby consents ("Written Consent") to the use of Electronic Notice by the Notice Party in receiving and providing Notice as long as such Notice creates a record that is capable of retention, retrieval and review and such Notice may be rendered into clearly legible tangible form. Each Notice Party hereby agrees and understands, as evidenced by execution of this Agreement, that (i) this Written Consent is meant to comply with the requirements of the California Corporations Code regarding notice via electronic transmission; (ii) Notice Parties receiving notice from the Company via Electronic Notice have a right to have a record provided or made available on paper or in nonelectronic form; (iii) Written Consent applies to all Notices and (iv) in order to withdraw this Written Consent with respect to a Notice Party an individual must provide the Notice Party a Notice revoking consent pursuant to the provisions of this Agreement.

(i) *Separability of Agreements; Severability of this Agreement.* Company's agreement with each of the Investors is a separate agreement and the sale of the Notes to each of the Investors is a separate sale. Unless otherwise expressly provided herein, the rights of each Investor hereunder are several rights, not rights jointly held with any of the other Investors. Any invalidity, illegality or limitation on the enforceability of the Agreement or any part thereof, by any Investor whether arising by reason of the law of the respective Investor's domicile or otherwise, shall in no way affect or impair the validity, legality or enforceability of this Agreement with respect to other Investors. If any provision of this Agreement shall be judicially determined to be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

(j) *Counterparts.* This Agreement may be executed in any number of counterparts, each of which shall be an original, but all of which together shall be deemed to constitute one instrument.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF, the parties have executed this agreement as of _____[EFFECTIVE DATE]_____.

COMPANY:

Charron Favreau L.L.C.
_____

Founder Signature
_____

Name: Kurt Charron
_____

Title: CEO
_____

Read and Approved (For IRA Use Only):

INVESTOR:

_____

By: _____

By:_____ *Investor Signature*_____

Name: [INVESTOR NAME]
_____

Title: [INVESTOR TITLE]
_____

The Investor is an "accredited investor" as that term is defined in Regulation D promulgated by the Securities and Exchange Commission under the Securities Act. The Investor is a resident of the state set forth herein.

Please indicate Yes or No by checking the appropriate box:

[   ] Accredited

[   ] Not Accredited

SCHEDULE I

SCHEDULE OF INVESTORS

First Closing: _____ __, 2017

Name, Address, Phone, Email	Note Amount	Note Issue Date
TOTALS	$	

SCHEDULE II

DISCLOSURE SCHEDULE

Disclosure Materials: The following materials (the "**Disclosure Materials**") have been provided to each Investor:

[EFFECTIVE DATE] **Letter describing Convertible Note Offering with the following draft forms**:

- Bridge Debt Term Sheet
- 2017 6.0% Convertible Promissory Note Purchase Agreement
- 2017 6.0% Convertible Promissory Note

Charron Favreau 2017 Confidential Offering Materials

FOURTH AMENDED AND RESTATED LIMITED LIABILITY COMPANY AGREEMENT OF CHARRON FAVREAU L.L.C.

EXHIBIT A

FORM OF NOTE

THIS NOTE AND THE SECURITIES ISSUABLE UPON THE CONVERSION HEREOF HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED. THEY MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED OR HYPOTHECATED IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT AS TO THE SECURITIES UNDER SAID ACT OR AN OPINION OF COUNSEL SATISFACTORY TO THE CORPORATION THAT SUCH REGISTRATION IS NOT REQUIRED.

CHARRON FAVREAU L.L.C.
2017 6.0% CONVERTIBLE PROMISSORY NOTE

Principal Sum: [AMOUNT]   [EFFECTIVE DATE]

FOR VALUE RECEIVED, **Charron Favreau L.L.C.**, a California limited liability company, its successors and assigns (the "**Company**") promises to pay to the investor named below ("**Investor**"), or its registered assigns, in lawful money of the United States of America the principal sum set forth above, or such lesser amount as shall equal the outstanding principal amount hereof, together with interest from the date of this Note on the unpaid principal balance at a rate equal to the lower of one percent (6.0%) per annum or the maximum legally allowable rate, computed on the basis of the actual number of days elapsed and a year of 365 days. All unpaid principal, together with any then unpaid and accrued interest and other amounts payable hereunder, shall be due and payable on the earlier of (i) March 31, 2019 (the "**Maturity Date**"), or (ii) when, upon or after the occurrence of an Event of Default (as defined below), such amounts are declared due and payable by Investor or made automatically due and payable in accordance with the terms hereof. Investor shall advance the full amount specified above to the Company under this Note on execution hereof.

The following is a statement of the rights of Investor and the conditions to which this Note is subject, and to which Investor, by the acceptance of this Note, agrees:

1.   ***Definitions***. As used in this Note, the following capitalized terms have the following meanings:

(a)   the "**Company**" includes the corporation initially executing this Note and any Person that shall succeed to or assume the obligations of the Company under this Note, specifically including Charron Favreau L.L.C.

(b)   "**Event of Default**" has the meaning given in **Section 5** hereof.

(c)   "**GAAP**" shall mean generally accepted accounting principles as in effect in the United States of America from time to time.

(d)   "**Investor**" shall mean the Person specified in the introductory paragraph of this Note or any Person who shall at the time be the registered holder of this Note. A reference to a Lien of Investor or a security agreement executed in favor of Investor shall be deemed to include a Lien granted to a collateral agent on behalf of Investor and a security agreement executed in favor of a collateral agent on behalf of Investor, respectively.

(e)   "**Lien**" shall mean, with respect to any property, any security interest, mortgage, pledge, lien, claim, charge or other encumbrance in, of, or on such property or the income therefrom, including, without limitation, the interest of a vendor or lessor under a conditional sale agreement, capital lease or other title retention agreement, or any agreement to provide any of the foregoing, and the filing of any financing statement or similar instrument under the Uniform Commercial Code or comparable law of any jurisdiction.

(f)   "**Material Adverse Effect**" shall mean a material adverse effect on (a) the business, assets, operations or financial or other condition of the Company; (b) the ability of the Company to pay or perform the Obligations in accordance with the terms of this Note and the other Transaction Documents and to avoid an Event of Default, or an event which, with the giving of notice or the passage of time or both, would constitute an Event of Default, under any Transaction Document; or (c) the rights and remedies of Investor under this Note, the other Transaction Documents or any related document, instrument or agreement.

(g)   "**Obligations**" shall mean and include all loans, advances, debts, liabilities and obligations, howsoever arising, owed by the Company to Investor of every kind and description (whether or not evidenced by any note or instrument and whether or not for the payment of money), now existing or hereafter arising under or pursuant to the terms of this Note and the other Transaction Documents, including, all interest, fees, charges, expenses, attorneys' fees and costs and accountants' fees and costs chargeable to and payable by the Company hereunder and thereunder, in each case, whether direct or indirect, absolute or contingent, due or to become due, and whether or not arising after the commencement of a proceeding under Title 11 of the United States Code (11 U. S. C. Section 101 *et seq.*), as amended from time to time (including post-petition interest) and whether or not allowed or allowable as a claim in any such proceeding.

(h)   "**Person**" shall mean and include an individual, a partnership, a corporation (including a business trust), a joint stock company, a limited liability company, an unincorporated association, a joint venture or other entity or a governmental authority.

(i)   "**Securities Act**" shall mean the Securities Act of 1933, as amended.

(j)   "**Subsidiary**" shall mean (a) any corporation of which more than 50% of the issued and outstanding equity securities having ordinary voting power to elect a majority of the Board of Directors of such corporation is at the time directly or indirectly owned or controlled by the Company, (b) any partnership, joint venture, or other association of which more than 50% of the equity interest having the power to vote, direct or control the management of such partnership, joint venture or other association is at the time directly or indirectly owned and controlled by the Company, (c) any other entity included in the financial statements of the Company on a consolidated basis.

(k)   "**Transaction Documents**" shall mean this Note and any purchase agreement executed in connection with this Note.

2.   *Interest*. Accrued interest on this Note shall be payable in full at maturity.

3.   *Prepayment.* The Company may not prepay this Note in whole or in part except with the specific consent of the Investor. Any allowable prepayment of this Note will be applied first to interest accrued and unpaid on this Note.

4.   ***Certain Covenants.***

(a)   *Information Rights; Notices.* The Company shall furnish to Investor the following:

(i)   *Financial Information.* The Company shall furnish to Investor annual financial statements; and

(ii)   *Notice of Defaults.* Promptly upon the occurrence thereof, written notice of the occurrence of any Event of Default hereunder.

5.   ***Events of Default.*** The occurrence of any of the following shall constitute an "**Event of Default**" under this Note and the other Transaction Documents:

(a)   *Failure to Pay.* The Company shall fail to pay (i) when due any principal or interest payment on the due date hereunder or (ii) any other payment required under the terms of this Note or any other Transaction Document on the date due and such payment shall not have been made within five days of the Company's receipt of Investor's written notice to the Company of such failure to pay; or

(b)   *Breaches of Covenants.* The Company or any of its Subsidiaries shall fail to observe or perform any other covenant, obligation, condition or agreement contained in this Note or the other Transaction Documents (other than those specified in **Sections 5(a)**) and (i) such failure shall continue for 15 days, or (ii) if such failure is not curable within such 15-day period, but is reasonably capable of cure within 30 days, either (A) such failure shall continue for 30 days or (B) the Company or its Subsidiary shall not have commenced a cure in a manner reasonably satisfactory to Investor within the initial 15-day period; or

(c)   *Representations and Warranties.* Any representation, warranty, certificate, or other statement (financial or otherwise) made or furnished by or on behalf of the Company to Investor in writing pursuant to this Note or any of the other Transaction Documents, shall be false, incorrect, incomplete or misleading in any material respect when made or furnished; or

(d)   *Other Payment Obligations.* The Company or any of its Subsidiaries shall (i) fail to make any payment when due to any Person under the terms of any bond, debenture, note or other evidence of indebtedness for money borrowed to be paid by such Person (excluding this Note and the other Transaction Documents but including any other evidence of indebtedness of the Company or any of its Subsidiaries to Investor) and such failure shall continue beyond any period of grace provided with respect thereto, or (ii) default in the observance or performance of any other agreement, term or condition contained in any such bond, debenture, note or other evidence of indebtedness, and the effect of such failure or default is to cause, or permit the holder or holders thereof to cause, indebtedness in an aggregate amount of $100,000 or more to become due prior to its stated date of maturity; or

(e)   *Voluntary Bankruptcy or Insolvency Proceedings.* The Company or any of its Subsidiaries shall (i) apply for or consent to the appointment of a receiver, trustee, liquidator or custodian of itself or of all or a substantial part of its property, (ii) be unable, or admit in writing its inability, to pay its debts generally as they mature, (iii) make a general assignment for the benefit of its or any of its creditors,

-3-

(iv) be dissolved or liquidated, (v) become insolvent (as such term may be defined or interpreted under any applicable statute), (vi) commence a voluntary case or other proceeding seeking liquidation, reorganization or other relief with respect to itself or its debts under any bankruptcy, insolvency or other similar law now or hereafter in effect or consent to any such relief or to the appointment of or taking possession of its property by any official in an involuntary case or other proceeding commenced against it, or (vii) take any action for the purpose of effecting any of the foregoing; or

(f) *Involuntary Bankruptcy or Insolvency Proceedings.* Proceedings for the appointment of a receiver, trustee, liquidator or custodian of the Company or any of its Subsidiaries or of all or a substantial part of the property thereof, or an involuntary case or other proceedings seeking liquidation, reorganization or other relief with respect to the Company or any of its Subsidiaries or the debts thereof under any bankruptcy, insolvency or other similar law now or hereafter in effect shall be commenced and an order for relief entered or such proceeding shall not be dismissed or discharged within 60 days of commencement; or

(g) *Judgments.* A final judgment or order for the payment of money in excess of $500,000 shall be rendered against the Company or any of its Subsidiaries and the same shall remain undischarged for a period of 60 days during which execution shall not be effectively stayed, or any judgment, writ, assessment, warrant of attachment, or execution or similar process shall be issued or levied against a substantial part of the property of the Company or any of its Subsidiaries and such judgment, writ, or similar process shall not be released, stayed, vacated or otherwise dismissed within 60 days after issue or levy; or

(h) *Transaction Documents.* Any Transaction Document or any material term thereof shall cease to be, or be asserted by the Company not to be, a legal, valid and binding obligation of the Company enforceable in accordance with its terms or if the Liens of Investor in any of the assets of the Company or its Subsidiaries shall cease to be or shall not be valid, first priority perfected Liens or the Company or any Subsidiary shall assert that such Liens are not valid, first priority and perfected Liens.

6. **Rights of Investor upon Default.** Upon the occurrence or existence of any Event of Default (other than an Event of Default described in **Sections 5(e)** or **5(f)**) and at any time thereafter during the continuance of such Event of Default, Investor may by written notice to the Company, declare all outstanding Obligations payable by the Company hereunder to be immediately due and payable without presentment, demand, protest or any other notice of any kind, all of which are hereby expressly waived, anything contained herein or in the other Transaction Documents to the contrary notwithstanding. Upon the occurrence or existence of any Event of Default described in **Sections 5(e)** and **5(f)**, immediately and without notice, all outstanding Obligations payable by the Company hereunder shall automatically become immediately due and payable, without presentment, demand, protest or any other notice of any kind, all of which are hereby expressly waived, anything contained herein or in the other Transaction Documents to the contrary notwithstanding. In addition to the foregoing remedies, upon the occurrence or existence of any Event of Default, Investor may exercise any other right power or remedy granted to it by the Transaction Documents or otherwise permitted to it by law, either by suit in equity or by action at law, or both.

7. **Conversion.**

(a) *Automatic Conversion into New Securities.* In the event the Company consummates, prior to the original Maturity Date, an equity financing pursuant to which it sells and issues shares or units of Company equity securities ("**Shares**") with an aggregate sales price of not less than $1 million, including conversion at face value of any and all notes which are converted into Shares (including this Note) (a

"**Qualified Equity Financing**"), then the outstanding principal amount of and all accrued interest under this Note shall automatically convert into fully paid and nonassessable shares of Shares at the Conversion Price (the "**Conversion Shares**"). The Conversion Shares shall have, in all respects, identical rights, privileges, preferences and restrictions as the equity securities issued in such Qualified Financing not upon conversion of the Notes. The total combined number of Conversion Shares to be issued upon automatic conversion pursuant to this Section 3(a) shall equal (x) the outstanding principal amount of this Note and all accrued and unpaid interest on this Note, *divided by* (y) the Conversion Price. The "**Conversion Price**" shall mean the price per Share equal to the lesser of (i) eighty percent (80%) of the price per Share paid by the other purchasers of the equity securities sold in the Qualified Financing and (ii) the Qualified Financing Cap. The "**Qualified Financing Cap**" shall mean the price per Share equal to the price per Share obtained by dividing (x) $5,000,000 by (y)the sum of (A) the total number of outstanding Company equity securities immediately prior to the initial closing of the Qualified Financing on a fully-diluted basis (treating for this purpose all shares of the Company's common stock issuable upon exercise or conversion of outstanding options, warrants or convertible securities as if exercised or converted, but excluding for this purpose the conversion of the Notes) and (B) the shares of Company equity securities reserved, but neither issued nor the subject of outstanding awards, under any equity incentive or similar plan of the Company (including any shares added to such plan in connection with any Qualified Financing). The Investor also agrees to deliver the original of this Note (or a notice to the effect that the original Note has been lost, stolen or destroyed and an agreement acceptable to the Company whereby the holder agrees to indemnify the Company from any loss incurred by it in connection with this Note) at the closing of the Qualified Equity Financing for cancellation; *provided, however*, that upon satisfaction of the conditions set forth in this **Section 7(a)**, this Note shall be deemed converted and of no further force and effect, whether or not it is delivered for cancellation as set forth in this sentence, except that delivery of the Note together with fully and properly completed and executed signature pages to the transaction documents related to the Qualified Equity Financing at or after the closing shall entitle the holder to receive certificates representing the Shares into which the Note was automatically converted.

(b)   If a Change of Control (as defined below) is consummated prior to (i) the Maturity Date or (ii) the consummation of the Qualified Financing, a sum equal to two times (2x) the principal amount then outstanding on this Note and the unpaid accrued interest on this Note, shall automatically be due and payable. Immediately prior to a Change of Control, and in lieu of such (2x) automatic repayment obligation, each Holder shall be granted the option to convert the outstanding principal amount and unpaid interest on the Note into fully paid and nonassessable shares of Company common equity securities at price per Share determined by dividing $5,000,000 by the total number of outstanding Company equity securities immediately prior to the initial closing of the Change of Control on a fully-diluted basis (treating for this purpose all of the Company's equity securities issuable upon exercise or conversion of outstanding options, warrants or convertible securities as if exercised or converted, but excluding for this purpose the conversion of the Notes). A "*Change of Control*" shall mean a sale, lease, exchange, exclusive license, transfer or other disposition of all or substantially all of the property, assets or business of the Company, or a merger or consolidation with or into any other corporation or other business transaction or series of transactions as a result of which stockholders of the Company immediately prior to the transaction would hold less than a majority of the voting interests of the Company (or successor) after the transaction; provided that a Change of Control shall not include (i) any transaction or series of related transactions principally for bona fide equity financing purposes (including, but not limited to, the Qualified Financing) in which cash is received by the Company or any successor or indebtedness of the Company is cancelled or converted or a combination thereof occurs or (ii) a merger of the Company effected exclusively for the purpose of changing the domicile of the Company.

(c)   If the outstanding principal amount of this Note and all accrued and unpaid interest on this Note shall not have been converted or repaid on or prior to the Maturity Date, then the entire outstanding principal amount of this Note and all accrued and unpaid interest on this Note shall be converted on the Maturity Date into fully paid and nonassessable Shares of the Company's common equity securities at a price per Share equal to the Maturity Conversion Price. "*Maturity Conversion Price*" shall mean the price per share obtained by dividing (x) $3,500,000 by (y) the sum of (A) the total number of outstanding Company equity securities as of the Maturity Date on a fully-diluted basis (treating for this purpose all shares of the Company's common stock issuable upon exercise or conversion of outstanding options, warrants or convertible securities as if exercised or converted, but excluding for this purpose the conversion of the Notes) and (B) the Shares of Company equity securities reserved, but neither issued nor the subject of outstanding awards, under any equity incentive or similar plan of the Company.

(d)   *Fractional Shares; Interest; Effect of Conversion.* No fractional Shares shall be issued upon conversion of this Note. In lieu of the Company issuing any fractional Shares to Investor upon the conversion of this Note, the Company shall pay to Investor an amount equal to the product obtained by multiplying the conversion price by the fraction of a share not issued pursuant to the previous sentence. Upon conversion of this Note in full and the payment of any amounts specified in this **Section 7(e)**, the Company shall be forever released from all its obligations and liabilities under this Note.

8.   *Successors and Assigns.* Subject to the restrictions on transfer described in **Sections 10** and **11** below, the rights and obligations of the Company and Investor shall be binding upon and benefit the successors, assigns, heirs, administrators and transferees of the parties.

9.   *Waiver and Amendment.* Any provision of this Note may be amended, waived or modified upon the written consent of the Company and Investor.

10.   *Transfer of this Note or Securities Issuable on Conversion Hereof.* With respect to any offer, sale or other disposition of this Note or securities into which such Note may be converted, Investor will give written notice to the Company prior thereto, describing briefly the manner thereof, together with a written opinion of Investor's counsel, or other evidence if reasonably satisfactory to the Company, to the effect that such offer, sale or other distribution may be effected without registration or qualification (under any federal or state law then in effect). Upon receiving such written notice and reasonably satisfactory opinion, if so requested, or other evidence, the Company, as promptly as practicable, shall notify Investor that Investor may sell or otherwise dispose of this Note or such securities, all in accordance with the terms of the notice delivered to the Company. If a determination has been made pursuant to this **Section 10** that the opinion of counsel for Investor, or other evidence, is not reasonably satisfactory to the Company, the Company shall so notify Investor promptly after such determination has been made. Each Note thus transferred and each certificate representing the securities thus transferred shall bear a legend as to the applicable restrictions on transferability in order to ensure compliance with the Act, unless in the opinion of counsel for the Company such legend is not required in order to ensure compliance with the Act. The Company may issue stop transfer instructions to its transfer agent in connection with such restrictions. Subject to the foregoing, transfers of this Note shall be registered upon registration books maintained for such purpose by or on behalf of the Company. Prior to presentation of this Note for registration of transfer, the Company shall treat the registered holder hereof as the owner and holder of this Note for the purpose of receiving all payments of principal and interest hereon and for all other purposes whatsoever, whether or not this Note shall be overdue and the Company shall not be affected by notice to the contrary.

11.   ***Assignment by the Company.*** Neither this Note nor any of the rights, interests or obligations hereunder may be assigned, by operation of law or otherwise, in whole or in part, by the Company without the prior written consent of Investor.

12.   ***Notices.*** All notices, requests, demands, consents, instructions or other communications required or permitted hereunder shall be in writing and faxed, mailed or delivered to each party at the respective addresses of the parties as set forth on the signature page hereto, or at such other address or facsimile number as the Company shall have furnished to Investor in writing. All such notices and communications will be deemed effectively given the earlier of (i) when received, (ii) when delivered personally, (iii) one business day after being delivered by facsimile (with receipt of appropriate confirmation), (iv) one business day after being deposited with an overnight courier service of recognized standing or (v) four days after being deposited in the U.S. mail, first class with postage prepaid.

13.   ***Payment.*** Payment shall be made in lawful tender of the United States.

14.   ***Default Rate; Usury.*** During any period in which an Event of Default has occurred and is continuing, the Company shall pay interest on the unpaid principal balance hereof at a rate per annum equal to the rate otherwise applicable hereunder plus five percent (5%). In the event any interest is paid on this Note that is deemed to be in excess of the then legal maximum rate, then that portion of the interest payment representing an amount in excess of the then legal maximum rate shall be deemed a payment of principal and applied against the principal of this Note.

15.   ***Expenses; Waivers.*** If action is instituted to collect this Note, the Company promises to pay all costs and expenses, including, without limitation, reasonable attorneys' fees and costs, incurred in connection with such action. The Company hereby waives notice of default, presentment or demand for payment, protest or notice of nonpayment or dishonor and all other notices or demands relative to this instrument

16.   ***Subordination.*** This Note shall be subordinated to all indebtedness of the Company to banks, commercial finance lenders, insurance companies, leasing or equipment financing institutions or other lending institutions regularly engaged in the business of lending money (excluding venture capital, investment banking or similar institutions which sometimes engage in lending activities but which are primarily engaged in investments in equity securities), which is for money borrowed, or purchase or leasing of equipment in the case of lease or other equipment financing, whether or not secured. Investor has agreed as a condition to execution hereof by the Company that Investor will to execute the form of Subordination provided by the senior lender to the Company.

17.   ***Governing Law.*** This Note and all actions arising out of or in connection with this Note shall be governed by and construed in accordance with the laws of the State of California, without regard to the conflicts of law provisions of the State of California, or of any other state.

IN WITNESS WHEREOF, the parties have executed this agreement as of _____[EFFECTIVE DATE]_____.

COMPANY:

Charron Favreau L.L.C.

Founder Signature

Name: Kurt Charron

Title: CEO

Read and Approved (For IRA Use Only):

INVESTOR:

By: _____

By: *Investor Signature*

Name: [INVESTOR NAME]

Title: [INVESTOR TITLE]

The Investor is an "accredited investor" as that term is defined in Regulation D promulgated by the Securities and Exchange Commission under the Securities Act. The Investor is a resident of the state set forth herein.

Please indicate Yes or No by checking the appropriate box:

[   ] Accredited

[   ] Not Accredited